Exhibit 23.1

CONSENT

Dear Sirs/Mesdames:

Reference is made to the following technical reports: report on resources for the Quadrilátero Gold Project dated December 20, 2004, feasibility study on the Paciência Gold Project dated August 7, 2007, report on resources for the Caeté Expansion Gold Project dated November 23, 2007, and report on resources for the Turmalina Gold Project Satinoco Target dated October 22, 2007 and February 5, 2008, in each case prepared for Jaguar Mining Inc. by TechnoMine Services, LLC.

The undersigned hereby consents to the inclusion of the above reports, both his name and TechnoMine's name, and references to and excerpts from the above referenced reports in the Form 40-F to be filed with the SEC.

Yours Very Truly,

/s/ Ivan C. Machado
Ivan C. Machado, P.E.

Principal

TechnoMine Services, LLC

Dated March 28, 2008